SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Pricing Policy

(Rio de Janeiro, December 13, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, wishes to reiterate the statement published in today’s press by its President José Sergio Gabrielli de Azevedo, , clarifying that there will be no change in the Company’s pricing policy - established for the domestic market since 2003, as a result of Brazilian self-sufficiency in oil requirements.. The Company’s policy is to continue to tracking international prices over the medium term based on the fundamentals of supply and demand, thus avoiding impacts upon domestic prices from the volatility of international prices caused by climatic phenomena, political threats or other events of a temporary and localized nature.

In the words of its President, Petrobras believes that in fact “the Brazilian economy will indeed become more independent of international market situations, both in volume and price.” He noted that self-sufficiency removes an element of vulnerability from the trade balance that in the past has caused serious impacts on the equilibrium of the country’s external accounts as for example in 1973, 1979 and 1990. For the first time, Brazil is currently experiencing a phase of high international prices without any notable effect on the trade balance, sovereign debt or the country’s currency reserves.

Consistent with this outlook, Petrobras has been passing on and will continue to pass on, the effect of international prices to the domestic market over the medium term. This is necessary to maintain corporate profitability and an investment program that will ensure Brazil’s continued self sufficiency, important pillars to Petrobras’s medium term plan.

Petrobras also believes that there can be “a certain level of divergence between Brazilian domestic and international prices” in the light of the operational flexibility which the Company has achieved now that it is finally producing and processing approximately the same volumes it sells in the domestic market. The Company now has the flexibility to benefit from short term mismatches between the prices of different types of oil – light and heavy – and their respective refining margins, and the qualities of refined products. These competitive advantages were absent when the company needed to punctually import oil and oil products while subject to the vagaries and unpredictability of pricing in the international market.

With the added flexibility of self-sufficiency, Petrobras may also more fully consider the idiosyncrasies that dictate domestic market consumption of its products, notably the existence of substitutes such as Vehicular Natural Gas (VNG), biodiesel and alcohol, the impact of which is accentuated by the recent development of flex-fuel cars that can burn fuels other than gasoline. Self-sufficiency also requires inverting the analysis when comparing prices based on import parity versus export parity, as well as bearing in mind the differences in quality.

As to environmental responsibility, the third pillar of its strategy, , Petrobras is endeavoring to improve the quality of the products supplied to the domestic and export markets through an investment program of US$ 5.3 billion through 2010. Such improvements are being made both with respect to refining efficiency as well as reductions in sulfur emissions and other metals, in order for the Company’s products to be compatible with U.S. and European markets. Currently, Petrobras’ products do not fully meet the environmental specifications for those markets. Only when Petrobras’s product specifications do meet their environmental standards will l a direct comparison between Brazilian domestic prices and those prevailing in higher value-added markets become valid.

Also as part of its policy of environmental responsibility, Petrobras continues to pursue the use of alternative renewable and/or cleaner sources of energy in the domestic market notably in the form of fuel alcohol, biodiesel and VNG - directly impacting the Company’s pricing policy and the need for its products to comply with international specifications in both quality and price.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.